July 1, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael R. Clampitt
Matt McNair

Re:	Sterling Financial Corporation
Post-Effective Amendment No. 1 to Registration Statement on
Form S-1 on Form S-3
Filed on June 8, 2011
File No. 333-169579

Ladies and Gentlemen:

Sterling Financial Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2011 relating to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169579) filed with the Commission on June 8, 2011.

The Company will file via EDGAR Post-Effective Amendment No. 2 to the registration statement (“Amendment No. 2”).

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	It is our understanding based on discussions with your counsel that the U.S. Treasury’s shares will be offered through an underwriter. Please revise the prospectus to provide all known or reasonably available information regarding the name of the underwriter and the terms of the underwriting agreement, including the compensation arrangements and any other material terms. Refer to Rule 409. In this regard, please consider using alternate prospectus cover pages in your next post-effective amendment. In addition, if the underwritten offering presents any additional risks to the at-the-market sellers, please consider the need to add risk factors, as appropriate.

In late May, the U.S. Department of the Treasury indicated to the Company that it would like to sell its shares in an underwritten offering in the near future. However, there is no current agreement among the Company, the U.S. Department of the Treasury or any underwriter with respect to any such underwritten offering, and, in light of, among other things, a delay in the contemplated timeline for the offering, the Company respectfully submits that no information concerning a possible future underwritten offering is known or reasonably available to the Company at this time. As a result, such information may be omitted from the registration statement pursuant to Rule 409. The Company expects that any selling security holder would make the assessment as to whether to transfer its shares in an underwritten offering based on a variety of factors, including, among other things, the market conditions at any given point in time.

If in the future the Company and one or more selling security holders (including the U.S. Department of the Treasury) determine that securities will be offered in an underwritten offering, the Company will file one or more prospectus supplements pursuant to Rule 424(b) to provide all known or reasonably available information regarding the underwriter(s) and the terms of the underwriting agreement, including the compensation arrangements and any other material terms.

Respectfully, the Company believes this approach is permitted by:

•

Rule 430B(a), which provides that a form of prospectus filed as part of a registration statement for offerings pursuant to Rule 415(a)(1)(x)[1] may omit from the information required by the form to be in the prospectus information that is unknown or not reasonably available to the issuer pursuant to Rule 409; and

•

Rule 430B(b), which provides that a form of prospectus filed as part of a registration statement for offerings pursuant to Rule 415(a)(1)(i)[2] by an issuer eligible to use Form S-3 for primary offerings pursuant to General Instruction I.B.1 of Form S-3, may omit the information specified in paragraph (a) of Rule 430B.

Indeed, the Securities Offering Reform adopting release (SEC Release No. 33-8591) indicates on page 196 thereof that Rule 430B covers:

•	“immediate, delayed, and continuous primary offerings by primary shelf eligible issuers pursuant to Rule 415(a)(1)(x)”; and

•

“secondary offerings by certain primary shelf eligible issuers, including for the purpose of adding information regarding the identities of and amounts of securities to be sold by selling security holders.”

Consistent with the foregoing, the registration statement includes the Company’s undertaking, pursuant to Item 512(a) of Regulation S-K, to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided that, as permitted by proviso (B) to Item 512(a)(1), such information may be contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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Rule 415(a)(1)(x) relates to securities registered on Form S-3 which are offered and sold on an immediate, continuous or delayed basis on behalf of the registrant, a majority-owned subsidiary of the registrant or person of which the registrant is a majority-owned subsidiary.

[2]

Rule 415(a)(1)(i) relates to securities which are to be offered and sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Note that, if the Company and one or more selling security holders determine to pursue an underwritten offering, the Company will file a prospectus supplement containing a prospectus cover page specific to the underwritten offering. Respectfully, the Company does not believe that an underwritten offering presents additional risks to purchasers of securities from at-the-market sellers, nor does it believe it necessary to disclose any risks to at-the-market sellers who, prior to the purchase of securities included in the registration statement, were fully informed of the rights of certain security holders to sell in underwritten offerings.

2.	Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

The Company respectfully submits that under FINRA Rule 5110(b)(7)(C)(i), this offering is exempt from the FINRA filing requirements. FINRA Rule 5110(b)(7)(C)(i) provides that offerings that are “registered with the SEC on registration statement Forms S-3 or F-3 pursuant to the standards for those Forms prior to October 21, 1992 and offered pursuant to Rule 415 of SEC Regulation C” are exempt from the FINRA filing requirements. Since the Company meets the pre-October 21, 1992 standards for the Form S-3, no FINRA filing will be made.

Prospectus Cover Page

3.	We note there is no existing market for the warrants. Accordingly, an at-the-market offering is not permitted for these securities. Please revise to disclose that the selling shareholders will sell at a price of $x.xx per warrant until the warrants are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

The Company respectfully advises the Staff that the Company does not know the prices at which the selling shareholders will sell their warrants, and thus it is not practicable to specify a fixed price or bona fide price range for such warrants.

In light of the Staff’s comment, the Company will revise its disclosure on the cover page of the prospectus and page 48 thereof to disclose that there is no established market price for the warrants and that the Company expects that the offering price of the warrants will be based upon the relationship between the exercise prices of the warrants and the prevailing market price of the Company’s common stock at the time of sale.

Risk Factors

4.	We note you recently adopted a poison pill. Please revise to include a risk factor addressing the possible risks related to having a poison pill in place.

The Company respectfully submits that the transfer restrictions designed to preserve the Company’s deferred tax assets, the Company’s shareholder rights plan (or “poison pill”), the associated risks concerning the ability of shareholders to resell the Company’s common stock and the potential negative effect on the trading price of the Company’s common stock are discussed in the risk factor on page 6 of the prospectus under the caption “Resales of our Common Stock may be impeded by transfer restrictions.” In response to the Staff’s comment, the Company will add the following at the end of this risk factor: “These transfer restrictions and our Rights Plan may discourage, delay, or prevent a change in control of our Company and make it more difficult for a potential acquirer to consummate an acquisition of our Company. In addition, these provisions could limit the price that investors would be willing to pay in the future for our Securities and may limit a shareholder’s ability to dispose of our Securities by reducing the class of potential acquirers for such Securities.”

Selling Shareholders, page 20

5.	Please confirm that you have queried the selling shareholders and that the holdings reflected are as of the most recent practicable date. In addition, ensure that any seller that is either a broker-dealer or affiliated with a broker-dealer has made such disclosure in a footnote and provided their investment intentions at the date of purchase.

The Company respectfully submits that it will remove the securities offered by certain selling shareholders from the registration statement. For the remaining selling shareholders, the Company has confirmed that the holdings reflected in the registration statement for such entities are as of the most recent practicable date.

In addition, the Company confirms that it has queried each such selling shareholder whether it is a broker-dealer or an affiliate of a broker-dealer and the investment intentions at the date of purchase. Each such selling shareholder confirmed that it is not a broker-dealer or an affiliate of a broker-dealer.

*     *     *     *     *

Please feel free to contact me at 509-838-7239 should you have any questions or additional comments.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/Andrew J. Schultheis
Andrew J. Schultheis
Executive Vice President and General Counsel

cc (w/o encl.):	Patrick J. Rusnak, CFO
Sterling Financial Corporation

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

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